Exhibit 99.3

Poynt and WiLAN Enter Licensing Partnership

WiLAN subsidiary Gladios IP to license Poynt’s patent portfolio

OTTAWA and CALGARY, Canada – June 10, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced that Poynt Corporation (“Poynt”) (TSX-V: PYN) and WiLAN have entered into a partnership that will see WiLAN assist Poynt in the licensing of Poynt’s portfolio of patents related to internet advertising.

“With over 250 companies licensed and signed agreements worth hundreds of millions of dollars, all in just five years, WiLAN’s licensing capabilities are second to none,” said Andrew Osis, President and CEO, Poynt.  “WiLAN’s proven track record and strong financial position made WiLAN the licensing partner of choice for Poynt.”

“Like WiLAN, Poynt developed technologies that have helped make multi-billion dollar markets a reality,” said Jim Skippen, Chairman & CEO, WiLAN.  “We are very excited to have the opportunity to do for Poynt’s shareholders what we have done for WiLAN’s - generate a significant return on their past investment in research and development.”

Added Skippen, ”More companies are looking to monetize their patents but lack the resources and expertise to be truly successful.  Seeing the strength of the programs that we have built, many companies are looking to leverage WiLAN’s expertise through licensing partnerships.”

Under the terms of the partnership agreement, WiLAN’s subsidiary Gladios IP will have day-to-day responsibility for developing programs aimed at licensing Poynt’s patent portfolio.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1300 issued or pending patents.  For more information: www.wilan.com.

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	1

About Poynt

Poynt Corp. (about.poynt.com) is a global leader in the mobile local advertising space. Their Location Based Search application, Poynt (www.poynt.com), enhances the consumers' ability to connect with the people, businesses and events most important to them. Poynt is available on iPhone and iPod Touch, Android, Nokia QT and Windows Phone 7 devices, BlackBerry® smartphones and BlackBerry PlayBook™ Tablets in Canada, the United States, Europe and Australia. Poynt Corp. entered the mobile publishing space with the recent acquisition of an advertising publishing platform. Key contracts on both the supply and demand sides are in place to provide inventory into the platform and publishers to display the inventory. Whether through the Poynt Local Search App or the Ad Publishing Platform, Poynt Corp. simplifies connecting consumers with businesses, retailers and events. Headquartered in Calgary, AB, Canada, Poynt Corp. trades on the TSX Venture Exchange under the symbol PYN.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
 www.renmarkfinancial.com

Evie Carter
FortyThree PR, Inc. for Poynt Corporation
831-401-3175
poynt(at)43pr.com

Poynt Corporation:
Andrew Osis, President & CEO
403-313-3719
http://about.poynt.com

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	2